DATED 7 APRIL 2008

TEEKAY CORPORATION
as Vendor

and

TEEKAY TANKERS LTD.
as Purchaser

PURCHASE AGREEMENT

relating to
the sale and purchase of the entire ownership interests in
GANGES SPIRIT L.L.C.
(formerly DELAWARE SHIPPING L.L.C)

Contents

DATED 7 April 2008

BETWEEN:

(1)   **Teekay Corporation**, a Marshall Islands company having a principal office at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Bahamas (the "**Vendor**")

(2)   **Teekay Tankers Ltd.**, a Marshall Islands limited partnership having a principal office at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Bahamas (the "**Purchaser**")

BACKGROUND

(A)   The Vendor is the legal and beneficial owner of the Interests.

(B)   Pursuant to the Contribution Agreement, the Vendor is obliged to offer for sale to the Purchaser the Vessel together with m.v. "NARMADA SPIRIT", m.v. "YAMUNA SPIRIT" and m.v. "ASHKINI SPIRIT" within 18 months of the initial public offering of the Purchaser on 18 December 2007.

(C)   The Contribution Agreement provides that the vessels referred to in Recital (B) above may be offered for sale either individually, in groups or collectively.

(D)   Pursuant to the Memorandum, the Vendor has elected to first offer the Vessel together with m.v. "NARMADA SPIRIT" for sale to the Purchaser, which will involve *inter alia* the sale of the Interests by the Vendor to the Purchaser.

(E)   The Purchaser has agreed to purchase the Interests from the Vendor subject to the terms and conditions of this Agreement.

OPERATIVE PROVISIONS

1   **DEFINITIONS AND INTERPRETATION**

1.1   **Definitions**

In this Agreement, including the Schedules and the recitals, unless the context requires otherwise:

"**Borrowers**", "**Bookrunners**", "**Collateral Transfer**", "**Finance Documents**", "**Lenders**", "**Mandated Lead Arrangers**", "**Security Trustee**" and "**Swap Providers**" each has the meaning given to that term in the Facility Agreement.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks in New York are open for the transaction of normal banking business (other than solely for trading and settlement in Dollars) or, for the purposes of Clause 10 (*Notices*), a day on which banks are open for the transaction of normal banking business in the country of receipt of a notice.

"**Business Information**" means all information and records (in whatever form held and whether commercial, financial, technical or otherwise) relating to the Company or the business or activities or affairs of the Company, which can be reasonably considered to be confidential to the Company.

"**Charter**" means the time charter in respect of the Vessel dated 18 April 2005 between (i) Sabine Shipping L.L.C. and (ii) the Charterer as substituted and novated pursuant to the Substitution Arrangements.

"**Charterer**" means Hyundai Merchant Marine Co. Ltd..

"**Claim**" means a claim for breach of Warranty by the Purchaser against the Vendor.

"**Closing**" means completion of the sale and purchase of the Interests in accordance with Clause 4.1 (*Timing and place of Closing*).

"**Closing Date**" means the day on which Closing takes place which shall be 7 April 2008 unless otherwise agreed in writing by the Purchaser and the Vendor.

"**Collateral Transfer Arrangements**" means the arrangements to be completed in order to give effect to a Collateral Transfer in accordance with the terms of the Facility Agreement.

"**Company**" means Ganges Spirit L.L.C., a limited liability company formed under the laws of the Republic of the Marshall Islands with a registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

"**Consideration**" means the consideration payable by the Purchaser for the Interests as stated in Clause 3 (*Consideration*).

"**Consideration Formula**" means the formula for the calculation of the Consideration as set out in Schedule 5 (*The Consideration Formula*).

"**Contribution Agreement**" means the contribution, conveyance and assumption agreement dated 18 December 2007 and made between (i) the Vendor, (ii) the Purchaser and (iii) Teekay Holdings Limited.

"**Covered Environmental Losses**" means all environmental and toxic tort Losses and Expenses suffered or incurred by the Purchaser, the Purchaser Group Companies or the Company by reason of or arising out of:

(a)   any violation or correction of violation of Environmental Laws by the Vendor or the Vendor Group Companies; or

(b)   any event or condition associated with ownership or operation by the Vendor or the Vendor Group Companies of the Interests (including, without limitation, the presence of Hazardous Substances on, under, about or migrating to or from the Vessel or the disposal or release of Hazardous Substances generated by operation of the Vessel), including, without limitation:

(i)   the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation or other corrective action required or necessary under Environmental Laws;

(ii)   the cost or expense of the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws; and

(iii)   the cost and expense for any environmental or toxic tort pre-trial, trial or appellate legal or litigation support work,

but only to the extent that such violation complained of under (a), or such events or conditions included in (b), occurred before the Closing Date and, provided that, in no event shall Losses or Expenses to the extent arising from a change in any Environmental Law after the Closing Date be deemed "Covered Environmental Losses".

"**Disclosed**" means fully, fairly and expressly disclosed by the Transaction Documents or the Disclosure Schedule and, for this purpose "fairly disclosed" means any information disclosed in such manner and in such detail or with sufficient explanation as to enable a reasonable purchaser to make an informed assessment or estimation of the matter concerned and its financial, operational or other consequences to the Company.

"**Disclosure Schedule**" means the Disclosure Schedule provided to the Purchaser by the Vendor concurrently with the execution and delivery of this Agreement.

"**Dollars**" means United States Dollars.

"**Environmental Laws**" means all federal, state, foreign and local laws, statutes, rules, regulations, orders, judgments and ordinances relating to protection of health and safety and the environment, each as amended up to and including the Closing Date.

"**Facility**" means the US$854,000,000 credit facility made available by the Lenders to the Borrowers pursuant to the Facility Agreement.

"**Facility Agreement**" means the credit facility dated 28 November 2007 and made between (i) the Borrowers, (ii) the Lenders, (iii) the Security Trustee, (iv) the Mandated Lead Arrangers, (v) the Bookrunners and (vi) the Swap Providers pursuant to which the Lenders have agreed to make a loan facility available to the Borrowers for the purposes stated in the Facility Agreement.

"**Financing Arrangements**" means the financing arrangements in relation to the Vendor, the Purchaser, the Company and the Vessel as contemplated by and created pursuant to the Facility Agreement.

"**Gemini Tankers L.L.C.**" means Gemini Tankers L.L.C., a limited liability company organised and existing under the laws of The Marshall Islands.

"**Hazardous Substances**" means:

(a)   substances which contain substances defined in or regulated under applicable Environmental Laws;

(b)   petroleum and petroleum products, including crude oil and any fractions thereof;

(c)   natural gas, synthetic gas and any mixtures thereof;

(d)   any substances with respect to which a federal, state, foreign or local agency requires environmental investigation, monitoring, reporting or remediation;

(e)   any hazardous waste or solid waste, within the meaning of any Environmental Law;

(f)   any solid, hazardous, dangerous or toxic chemical, material, waste or substance, within the meaning of and regulated by any Environmental Law;

(g)   any radioactive material; and

(h)   any asbestos-containing materials that represent a health hazard.

"**Indebtedness**" means any borrowings or other indebtedness whatsoever owed by the Company.

"**Insolvency Event**" means in relation to any of the Purchaser, the Vendor or the Company (as the context may require) that any of the following actions has occurred in relation to it:

(a)   an order has been made or an effective resolution passed or other proceedings or actions taken (including, without limitation, the presentation of a petition) with a view to its administration, bankruptcy, winding-up, liquidation or dissolution; or

(b)   it has had a receiver, administrative receiver, manager or administrator appointed over all or any substantial part of its undertaking or assets; or

(c)   any event has occurred or situation arisen in any jurisdiction that has a substantially similar effect to any of the foregoing.

"**Interests**" means 100% of the entire equity interests or share capital in the Company.

"**Losses and Expenses**" means liabilities, losses, damages, claims, demands, awards and expenses (including, without limitation, legal costs) and includes, for the avoidance of doubt, any value added tax (VAT) (or similar tax) payable in relation to any such matter, circumstance or item (except to the extent that the party claiming Losses and Expenses obtains credit for such VAT as input tax).

"**Memorandum**" means the memorandum dated 29 February 2008 by the Vendor addressed to the Conflicts Committee of the Board of Directors of the Purchaser.

"**Pool**" means the pool of tanker vessels known as the Gemini Tankers Pool established pursuant to the Pool Agreement.

"**Pool Agreement**" means the pool agreement dated 1 December 2003 and made between (i) Gemini Tankers L.L.C. and (ii) the Participants (as defined in the Pool Agreement).

"**Pooling Arrangements**" means the arrangements between the Company and the Charterer pursuant to which the Vessel has been entered into the Pool in accordance with additional clause 33 (*hire/profit sharing*) of the Charter.

"**Purchaser Group Companies**" means the Purchaser and any subsidiaries thereof.

"**Relevant Documents**" means those agreements, contracts, understandings and arrangements to which the Company is a party or to which any of the Interests, the Vessel or any other assets of the Company are subject or by which they are bound which are material to the Company or its trading activities, set out in the Disclosure Schedule.

"**Sabine Shipping L.L.C.**" means Sabine Shipping L.L.C., a limited liability company organised and existing under the laws of The Marshall Islands.

"**Security Interest**" means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, encumbrance, assignment, right of set-off, trust arrangement, title retention or other security interest or other agreement or arrangement of any kind having the effect of conferring security.

"**Specified Rate**" is the rate of interest equal to yearly LIBOR from time to time plus 100 basis points.

"**Substitution Arrangements**" means the arrangements between the Company and Laurel Shipping L.L.C (as successor to Sabine Shipping LLC) pursuant to which the Vessel has been substituted for m.v. "SABINE" in accordance with the provisions of additional clause 30 (*substitution*) of the Charter and pursuant to which the Charter has been novated by Laurel Shipping L.L.C. to the Company.

"**Tax**" or "**Taxation**" means any tax, duty, contribution, impost, levy or charge in the nature of tax, whether domestic or foreign, and any fine, penalty, surcharge or interest in relation thereto, including without limitation (and without prejudice to the foregoing) corporation tax, income tax (including tax failing to be deducted or withheld from or accounted for in respect of any payment), capital gains tax, value added tax, customs excise and import duties, stamp duty, stamp duty reserve tax, and any other payment whatsoever that the Company is or may be or become bound to make to any person and that is or purports to be in the nature of taxation or otherwise by reason of any taxation statutes.

"**Taxation Authority**" means any national, local municipal, governmental, state, federal or fiscal, revenue, customs or excise authority, body, agency or official anywhere in the world having, or purporting to have power or authority in relation to Tax.

"**Transaction Documents**" means this Agreement and the other documents delivered at Closing pursuant to Clause 4 (*Completion*).

"**Vendor's Account**" means such account of the Vendor as the Vendor may specify to the Purchaser from time to time.

"**Vendor Group Companies**" means the Vendor and any subsidiary of the Vendor, from time to time (except, with effect from Closing, the Company and any Purchaser Group Companies).

"**Vessel**" means the vessel m.v. "GANGES SPIRIT" owned by the Company, details of which are set out in Schedule 4 (*The Vessel*).

"**Warranties**" means the representations and warranties set out in Clause 5 (*Warranties*) and Schedule 3 (*Warranties and Representations*).

1.2   **Interpretation**

1.2.1   Reference to:

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(a) a person includes a legal or natural person, partnership, trust, company, government or local authority department or other body (whether corporate or unincorporated);

(b) a statutory or regulatory body shall include its successors and any substituted body;

(c) the singular includes the plural and vice versa; and

(d) one gender includes all genders.

1.2.2 Unless otherwise stated, a reference to a Clause, sub-clause or Schedule is a reference to a Clause or sub-clause of, or Schedule to, this Agreement and a reference to this Agreement includes its Schedules.

1.2.3 Clause headings in this Agreement and in the Schedules are for ease of reference only and do not affect its construction.

1.2.4 In construing this Agreement the so-called *eusdem generis* rule does not apply and accordingly the interpretation of general words shall not be restricted by words indicating a particular class or particular examples.

2 AGREEMENT FOR SALE

2.1 Sale and purchase of Interests

Subject to the other provisions of this Agreement, the Vendor shall sell and transfer the Interests to the Purchaser and the Purchaser shall purchase and take transfer of the Interests on the Closing Date.

2.2 Absolute title to Interests; no Security Interest in Interests

The Vendor shall take all steps within its power and control (but without any obligation to expend any material amount) to procure the Purchaser and will duly obtain absolute title to the entire legal and beneficial interest in the Interests, and all rights (whether in respect of distributions, voting or otherwise) that at the date of this Agreement or any later time are conferred on or by any of the Interests, free from any Security Interest.

3 CONSIDERATION

3.1 Determination of the Consideration

The Consideration shall be determined in accordance with the Consideration Formula.

3.2 Payment of Consideration

The Consideration shall be paid by the Purchaser on the Closing Date by way of electronic transfer to the account of the Vendor as specified by the Vendor in writing at least five (5) Business Days before the Closing Date.

3.3 Vendor's Undertakings

In addition to the transfer of the Interests to the Purchaser, the Vendor further undertakes as follows:

(a)   that on Closing, it shall procure that the Company shall have no net liabilities other than the liabilities Disclosed in the Disclosure Schedule;

(b)   following the Closing Date and upon receiving any notices, correspondence, information or enquiries in relation to the Company, the Interests, the Vessel or the Transaction Documents, it shall forthwith pass copies thereof to the Purchaser and shall hold in trust for the Company and account forthwith for any monies received after the Closing Date on account of the Company.

4   COMPLETION

4.1   Timing and place of Closing

Subject to the provisions of this Agreement, Closing shall be effected by the Vendor satisfying its obligations under Clause 4.2 (*Vendor's Closing obligations*) and by the Purchaser satisfying its obligations under Clause 4.3 (*Purchaser's Closing obligations*) and shall take place on the Closing Date.

4.2   Vendor's Closing obligations

4.2.1   The Vendor shall deliver or procure that there are delivered to the Purchaser on or before the Closing Date (as the context may permit):

(a)   duly executed transfers in respect of the Interests in favour of the Purchaser, or as it may direct;

(b)   the certificates, if any, for the Interests (or an indemnity in the approved form for any lost certificates);

(c)   certified copies of the minutes of a meeting of the directors of the Vendor (certified as at the date of Closing to be a certified copy of such resolutions in full force and effect and certifying that such resolutions have not been revoked), confirming that it has authorised the transfer of the Interests to the Purchaser;

(d)   all statutory and minute books (in every case written up to, but not including, the Closing Date), common seals, certificates of formation and certificates of amendment (or equivalent), cheque books, bank mandates and other books and records (whether statutory, financial or otherwise) of the Company as applicable and all certificates and documents of title relating to any investments of the Company;

(e)   the original or certified true copies of the Transaction Documents;

(f)   the original or certified true copies of the Relevant Documents;

(g)   evidence satisfactory to the Purchaser that all amounts payable by the Company under any loan facilities made available by the Vendor (other than with respect to amounts Disclosed as liabilities in the Disclosure Schedule), any bank, financial institution, or any other person whether on the basis of any Security Interest provided by the Company, and whether in relation to the Vessel or otherwise, have been paid in full and all associated Security Interests (other than those identified in the Disclosure Schedule) and any other agreements or obligations entered into by the Company for the benefit of itself or any other person have been terminated or released and, in relation to Security Interests, reassigned to the Company or to the person giving the same; and

(h)   the duly executed certificate of an officer of the Vendor dated on the Closing Date, in form reasonably acceptable to the Purchaser, certifying on behalf of the Vendor to the accuracy of representations and Warranties of the Vendor contained in this Agreement.

4.3   **Purchaser's Closing obligations**

The Purchaser shall on Closing and subject to the transfer of the Interests:

(a)   deliver or procure that there is delivered to the Vendor a certified copy of the minutes of a meeting of the directors of its general partner, authorising the execution of this Agreement and any other Transaction Document that it is to execute pursuant to this Agreement;

(b)   pay to the Vendor the Consideration in accordance with Clause 3.2 (*Payment of Consideration*).

4.4   **Closing obligations not fulfilled**

4.4.1   If either party fails, for any reason, to comply with any of its obligations under the foregoing provisions of this Clause 4 (*Completion*), the other party may, at its option:

(a)   by written notice to the first party defer the date for Closing by one or more periods that shall not exceed 20 (twenty) Business Days in aggregate in respect of either all of the parties' obligations under the foregoing provisions of this Clause 4 (*Completion*) or such of those obligations that have not been complied with; or

(b)   proceed to Closing so far as practicable but without prejudice to the second party's rights (whether under this Agreement or the general law) as regards the obligations with which the first party has not complied; or

(c)   waive all or any of the obligations in question of the first party.

4.4.2   If Closing is deferred to another date in accordance with Clause 4.4.1(a), and Closing is effected, the provisions of this Agreement shall apply as if that other date were the Closing Date.

5   **WARRANTIES**

5.1   **General**

The Vendor represents, warrants and undertakes, subject to Clause 5.8 (*Disclosure in Disclosure Schedule*), that each statement in Schedule 3 (*Warranties and Representations*) is at the date of this Agreement, and will (save as Disclosed in the Disclosure Schedule or in writing not later than the time of Closing) at the Closing Date remain, true, accurate and not misleading in any respect on the basis that a reference to the Closing Date were substituted for any express or implied reference to the date of this Agreement in that Schedule.

5.2   **Claims**

The Vendor hereby unconditionally and irrevocably covenants with the Purchaser that, subject always to the limitations set out in Clause 6 (*Remedies of the Purchaser*), it will indemnify the Purchaser and the Company against all Losses and Expenses that any of the Purchaser Group Company or the Company may suffer or incur or pay in enforcing its rights in connection with any matter referred to in this Agreement or any of the Transaction Documents including, without limitation:

(a)   the disputing and/or settlement of any Claims and any steps taken to avoid and advice sought in connection with any actual, threatened or anticipated Claims;

(b)   any legal proceedings in which any of the Purchaser Group Companies or the Company makes a Claim; and

(c)   the enforcement of any such settlement or judgement.

5.3   **Reliance on Warranties**

The Vendor acknowledges that:

(a)   the Purchaser has been induced to enter and is entering into this Agreement and the other Transaction Documents on the basis of and in reliance upon the Warranties;

(b)   the Purchaser may rely on the Warranties to the exclusion of any other information, and that, with the exception of matters set forth in the Disclosure Schedule, the Purchaser's rights in respect thereof will not be in any way impaired as a result of any other information being possessed by or available to any Purchaser Group Companies or any officer, employee, professional or financial adviser of, or person acting on behalf of, the Purchaser or any Purchaser Group Companies.

5.4   **Warranties are separate and independent**

Each Warranty shall be construed as a separate and independent warranty and, save as expressly provided otherwise, shall not be limited or restricted by reference to or inference from any other terms of this Agreement or any other Warranty.

5.5   **Reduction in Consideration**

Any payments made by the Vendor to the Purchaser in respect of Claims shall, to the extent lawfully possible, be treated by the parties as a reduction in the Consideration; provided, however, that this Clause 5.5 (*Reduction in Consideration*) shall not in any way limit or restrict the amount recoverable by the Purchaser or any other person under this agreement to the amount of the Consideration or any other amount (but this is without prejudice to the limitations set out in Clause 6 (*Remedies of the Purchaser*).

5.6   **Awareness of Vendor and Ordinary Course of Business**

Where any Warranty is qualified by reference to the awareness, knowledge, information or belief of the Vendor (or any similar expression), the Vendor shall be deemed to have such awareness, knowledge, information or belief as it would have after having made reasonable enquiry of the senior executive managers and officers of the Vendor. In relation to each of the Warranties concerning the assets, liabilities, Transaction Documents, Relevant Documents, Vessel or results of the Company, such Warranties shall be deemed to be qualified by reference to exclude any matters (whether or not Disclosed) arising in the ordinary and normal course of trading since 7 April 2008.

5.7   **Provision of information**

The Vendor undertakes promptly to provide the Purchaser with any information that the Purchaser may by written notice request in relation to:

(a)   any of the Warranties or any statement of fact contained elsewhere in this Agreement, any Relevant Document or any Transaction Document; or

(b)   the Disclosure Schedule or any other disclosure made or information provided (or purportedly made or provided) under this Clause 5.7 (*Provision of information*); or

(c)   any matter or question connected with or arising out of any of the foregoing,

but this only applies to information that is (either at the date of the Agreement or at the date of the request) in the possession of the Vendor or that the Vendor or any of its professional advisers can reasonably be expected to obtain and present without undue efforts.

5.8   **Disclosure in Disclosure Schedule**

The Vendor shall not have any liability in respect of any Claim if and to the extent that any fact, matter or circumstance that causes any of the Warranties to be breached or that might result in a Claim or possible Claim has been Disclosed in the Disclosure Schedule or otherwise in any of the Transaction Documents or Relevant Documents. The parties agree that the Disclosure made by the documents listed in the Disclosure Schedule constitutes full, fair and express disclosure of the facts, matters, transactions, rights, obligations, assets, liabilities, arrangements, relationships and scope of information to which those documents relate.

5.9   **Notification of potential Claims before Closing**

If, at any time before Closing, the Vendor becomes aware of any Claim or any matter that could reasonably be expected to cause a Claim to arise or any matter that at Closing would constitute a Claim or could reasonably be expected to cause a Claim to arise, it shall forthwith disclose the same in writing to the Purchaser.

5.10   **Organisation and good standing**

Each party represents to the other party that it is duly formed, organised and validly existing and in good standing under the laws of its jurisdiction of incorporation.

5.11   **Due authorisation**

Each party represents to the other party that it has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement and the execution of this Agreement has been duly authorised by all necessary action on its part.

5.12   **No Impediments**

To the best knowledge of each party after making such diligent inquiry as may be reasonable under the circumstances, neither party has any knowledge of any impediment that might impact the sale and purchase of the Interests as contemplated by this Agreement.

6   **REMEDIES OF THE PURCHASER**

6.1   **Survival**

Subject to the limitations and other provisions of this Agreement and the Transaction Documents, the representations and warranties of the Vendor contained in this Agreement (including the Schedules hereto), the Disclosure Schedule and the Relevant Documents shall survive the Closing and remain in full force and effect for a period of 12 months after the Closing Date; provided, however, that the Warranties in paragraph 1(b), paragraph 1(c), paragraph 13 (*Taxation*) and paragraph 14(a) of Schedule 3 (*Warranties and Representations*) to this Agreement shall survive until, and shall terminate upon, the date of expiration of the applicable statute of limitations with respect to the liability in question. The covenants and agreements of the Vendor contained in this Agreement and the Transaction Documents that by their terms extend beyond the Closing Date shall not terminate other until all obligations with respect thereto have been performed or satisfied or shall have expired or been terminated in accordance with their terms.

6.2   **Indemnification by the Vendor**

6.2.1   The Vendor agrees, subject to the other terms and conditions of this Agreement and the Transaction Documents, to indemnify each of the Purchaser, the Purchaser Group Companies and the Company against and hold it harmless from any and all:

(a)   losses and expenses to the Purchaser, any Purchaser Group Companies or the other Company arising out of or related to the breach of any representation, warranty, covenant or agreement of the Vendor in this Agreement (including the Schedules hereto), the Disclosure Schedule and the Transaction Documents, to the extent Vendor is notified by the Purchaser of such Losses or Expenses prior to expiration of the applicable survival period set forth in Clause 6.1 (*Survival*);

(b)   Covered Environmental Losses relating to the Interests to the extent that the Vendor is notified by the Purchaser of any such Covered Environmental Losses within five (5) years after the Closing Date;

(c)   Losses or Expenses to the Purchaser, the Purchaser Group Companies or the Company arising from:

(i)   the failure of the Purchaser Group Companies, immediately after the Closing Date, to be the owner of such ownership interests in and to the Interests as are necessary to enable the Purchaser Group Companies to own and operate the Interests in substantially the same manner that the Interests were owned and operated by the Vendor Group Companies immediately prior to the Closing Date; or

(ii)   the failure of the Purchaser Group Companies to have on the Closing Date any consent or governmental permit necessary to allow the Purchaser Group Companies to own or operate the Interests in substantially the same manner that the Interests were owned and operated by the Vendor Group Companies immediately prior to the Closing Date,

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in each of Clause 6.2.1(c)(i) and Clause 6.2.1(c)(ii), to the extent that the Vendor is notified by the Purchaser of such Losses or Expenses within three (3) years after the Closing Date; and

(d) all federal, state, foreign and local income tax liabilities attributable to the operation of the Interests prior to the Closing Date.

6.2.2 The aggregate liability of Vendor under Clause 6.2.1 shall not exceed $10 million. Furthermore, no claim may be made against Vendor for indemnification pursuant to Clause 6.2.1 unless the aggregate dollar amount of all claims for indemnification pursuant to such Clause shall exceed $500,000, in which case Vendor shall be liable for claims for indemnification only to the extent such aggregate amount exceeds $500,000.

6.3 **General Provisions**

6.3.1 The Purchaser agrees that within a reasonable period of time after it becomes aware of facts giving rise to a claim for indemnification pursuant to Clause 6.2 (*Indemnification by the Vendor*), it will provide notice thereof in writing to the Vendor specifying the nature of and specific basis for such claim.

6.3.2 The Vendor shall have the right to control all aspects of the defence of (and any counterclaims with respect to) any claims brought against the Purchaser the Purchaser Group Companies or the Company that are covered by the indemnification set forth in Clause 6.2 (*Indemnification by the Vendor*), including, without limitation, the selection of counsel, determination of whether to appeal any decision of any court and the settling of any such matter or any issues relating thereto; provided, however, that no such settlement shall be entered into without the consent (which consent shall not be unreasonably withheld) of the Purchaser (with the concurrence of the conflicts committee of the Purchaser) unless it includes a full release of the Purchaser, the Purchaser Group Companies and the Company from such matter or issues, as the case may be.

6.3.3 The Purchaser agrees to cooperate fully with the Vendor with respect to all aspects of the defence of any claims covered by the indemnification set forth in Clause 6.2 (*Indemnification by the Vendor*), including, without limitation, the prompt furnishing to the Vendor of any correspondence or other notice relating thereto that the Purchaser, the Purchaser Group Companies or the Company may receive, permitting the names of such parties to be utilized in connection with such defence, the making available to the Vendor of any files, records or other information of such parties that the Vendor considers relevant to such defence and the making available to the Vendor of any employees of the Purchaser, the Purchaser Group Companies or the Company; provided, however, that in connection therewith the Vendor agrees to use reasonable efforts to minimize the impact thereof on the operations of such parties and further agrees to maintain the confidentiality of all files, records and other information furnished by any such party pursuant to this Clause 6.3 (*General Provisions*). In no event shall the obligation of the Purchaser to cooperate with the Vendor as set forth in the immediately preceding sentence be construed as imposing upon the Purchaser an obligation to hire and pay for counsel in connection with the defence of any claims covered by the indemnification set forth in this Clause 6 (*Remedies of the Purchaser*); provided, however, that the Purchaser may, at its own option, cost and expense, hire and pay for counsel in connection with any such defence. The Vendor agrees to keep any such counsel hired by the Purchaser reasonably informed as to the status of any such defence (including providing such counsel with such information related to any such defence as such counsel may reasonably request) but the Vendor shall have the right to retain sole control over such defence.

6.3.4   In determining the amount of any Loss or Expense for which the Purchaser, the Purchaser Group Companies or the Company is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (i) any insurance proceeds realized by such parties, and such correlative insurance benefit shall be net of any incremental insurance premium that becomes due and payable by such parties as a result of such claim, and (ii) all amounts recovered by such parties under contractual indemnities from third persons. The Purchaser hereby agrees to use commercially reasonable efforts to realize any applicable insurance proceeds or amounts recoverable under such contractual indemnities; provided, however, that the costs and expenses (including, without limitation, court costs and reasonable attorneys' fees) of the Purchaser, the Purchaser Group Companies or the Company in connection with such efforts shall be promptly reimbursed by the Vendor in advance of any determination of whether such insurance proceeds or other amounts will be recoverable.

6.3.5   The Purchaser hereby acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the other Transaction Documents shall be pursuant to the indemnification provisions set forth in this Clause 6 (*Remedies of the Purchaser*). In furtherance of the foregoing, the Purchaser hereby waives, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action it may have against the Vendor and the Vendor Group Companies arising under or based upon any federal, state, foreign or local statute, law, ordinance, rule or regulation (including, without limitation, any such rights, claims or causes of action arising under or based upon common law or otherwise).

7   **IMPLEMENTATION**

7.1   **Further assurances**

The Vendor shall (and shall procure that any other relevant person shall) execute any deeds or documents and exercise or waive any rights and generally take any action, including passing (or procuring that there is passed) any resolution of the Vendor or (whilst the Vendor remains the registered owner) the Company that the Purchaser may reasonably require, which may be necessary for this Agreement and the other Transaction Documents to be carried into effect.

8   **COSTS**

8.1   **Responsibility for costs**

Except where expressly provided otherwise, each party shall pay its own costs connected with the negotiation, preparation, execution and implementation of this Agreement and the other Transaction Documents and any matters connected therewith and investigating the affairs of the Company.

9   **OTHER PROVISIONS**

9.1   **Entire agreement**

This Agreement together with the other Transaction Documents constitutes the entire agreement between the parties regarding the sale and purchase of the Interests and related matters and supersedes any prior drafts, agreements, undertakings, representations, warranties and arrangements of any kind, whether or not in writing, regarding the same, all of which are hereby terminated and shall cease to have effect in all respects, this Agreement and the parties confirm that there are no collateral or supplemental agreements relating to the other Transaction Documents, except as expressly set forth herein or therein.

9.2 **Assignment**

9.2.1 This Agreement shall be binding on and enure for the benefit of each party's successors and permitted assigns. Save as provided in Clause 9.2.2, no party shall, without the prior written consent of the other party, assign, transfer, charge or deal in any other manner with this Agreement or any of its rights (whether to damages or otherwise) or obligations arising under or in connection with the Agreement, or purport to do any of the same, nor sub-contract any or all of its obligations under this Agreement, and any such assignment, transfer, charge or dealing shall be void for all purposes.

9.2.2 The Purchaser may assign all or any part of its rights and benefits under this Agreement to any Purchaser Group Companies.

9.2.3 Subject to and upon any succession or assignment permitted by this Agreement, any such successor or assignee shall in its own right be able to enforce any term of this Agreement in accordance with the terms of this Agreement as if it were a party, but until such time shall have no rights whether as a third party or otherwise. The Vendor shall have no greater liabilities towards any successor or assignee of the Purchaser than it would have had to the Purchaser had the Purchaser remained fully and solely entitled under this Agreement.

9.3 **Right of set-off, deductions and withholdings and Tax on payments**

9.3.1 The Purchaser shall not be entitled to set off against the Consideration any sums owing to it by the Vendor.

9.3.2 If any deduction or withholding is required by law to be made from any payment from one party to another party under this Agreement or any other Transaction Document, the party making the payment shall increase the amount thereof so as to ensure that the recipient receives and is able to retain that amount that it would have received and retained had the payment not been the subject matter of such deduction or withholding provided always that if the recipient is entitled to a credit or some other benefit as a consequence of the payment to it being the subject matter of a deduction or withholding it shall use its reasonable endeavours to utilise the credit (whether by set off, or by claiming a repayment in respect thereof, or otherwise) or benefit so arising and in the event that it is able so to do it shall repay to the party who made the payment an amount equal to the credit or benefit so utilised, provided always that this Clause is without prejudice to the limitations on the Vendor's liabilities as set out in Clause 6 (*Remedies of the Purchaser*). For the avoidance of doubt, this Clause 9.3.2 shall not impose upon the recipient of the payment any obligation to utilise any credit or benefit in priority to any other economic credit or benefit available to it or to pay to the party making the payment an amount greater than that by which the original payment was increased under this Clause 9.3 (*Right of set-off, deductions and withholdings and Tax on payments*).

9.3.3 If any payment from the Vendor to the Purchaser under this Agreement or any other Transaction Document is liable to Tax in the hands of the Purchaser, the Vendor shall increase the payment by such an amount as will ensure that the Purchaser is able to receive and retain, after paying Tax in respect of its receipt, an amount equal to that which would otherwise have been paid to it had the receipt not been subject to Tax in its hands, provided always that this Clause is without prejudice to the limitations on the Vendor's liabilities as set out in Clause 6 (*Remedies of the Purchaser*). The parties shall agree to the amount of any increase in a relevant payment to give effect to this Clause 9.3 (*Right of set-off, deductions and withholdings and Tax on payments*). In the event that the parties are not able to agree the amount of any increase, the amount thereof shall be certified by the Purchaser's auditors acting as experts whose decision in respect thereof shall be binding on the relevant parties except in the case of manifest error.

9.4   **Waivers, rights and remedies**

9.4.1   No failure or delay on the part of either party to this Agreement in exercising any right or remedy provided by law or under this Agreement shall impair such right or remedy or operate as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude or restrict any other or further exercise of it or the exercise of any other right or remedy.

9.4.2   A waiver by either party to this Agreement of a breach of or default this Agreement or under any other Transaction Document shall not constitute a waiver of any other breach or default, shall not affect the other terms of this Agreement or any other Transaction Document or the rights of any other person thereto and shall not prevent the Purchaser from subsequently requiring compliance with the waived obligation.

9.4.3   Any waiver (in whole or in part) of any right or remedy under this Agreement must be set out in writing, signed by or on behalf of the person granting the waiver and may be given subject to any conditions thought fit by the grantor and, unless otherwise expressly stated, any waiver shall be effective only in the instance and only for the purpose for, and in favour of the person to, which it is given.

9.4.4   Unless specifically provided this Agreement and otherwise, the rights and remedies of the Purchaser and the Vendor under or pursuant to any other Transaction Document are cumulative, may be exercised as often as the Purchaser or the Vendor, as applicable considers appropriate and are in addition to its rights and remedies under the general law.

9.5   **Variations**

No variation of this Agreement or any other Transaction Document shall be valid unless it is agreed in writing and signed by or on behalf of each of the parties thereto.

9.6   **Effect of Closing**

This Agreement (other than obligations that have already been fully performed) remains in full force after Closing.

9.7   **Provisions of Agreement severable**

If any provisions of this Agreement or any other Transaction Document is, or becomes, invalid, unenforceable or illegal, in whole or in part, under the laws of any jurisdiction, such term or provision or part shall to that extent be deemed not to form part of this Agreement or the relevant Transaction Document (as the case may be), but the validity, enforceability or legality of the remaining provisions of this Agreement or the relevant Transaction Document shall not be impaired.

9.8 **Interest for late payment**

Any sum owing by either party under this Agreement or any other Transaction Document shall carry interest from (and excluding) the date on which it is payable until (and including) the date of actual payment at the Specified Rate. Such interest will be compounded semi-annually and be payable after as well as before any judgment.

9.9 **Counterparts**

This Agreement and each of the other Transaction Documents may be entered into in any number of counterparts and by the parties thereto on separate counterparts, each of which when so executed and delivered shall be an original but each such document shall not be effective until each party thereto has executed at least one counterpart, but all the counterparts for document shall together constitute one and the same instrument.

9.10 **Third party rights**

This Agreement and the other Transaction Documents are made for the benefit of the respective parties hereto and thereto and their successors and permitted assigns only and are not intended to benefit, and no term thereof shall be enforceable by, any other person by virtue of the Contracts (Rights of Third Parties) Act 1999.

10 **NOTICES**

10.1 **General**

Any notice under or in connection with this Agreement shall be in writing and may be delivered by hand or fax to the address of the relevant party that is set out below or to such other address as that party may have notified in writing from time to time to the party serving the notice, which notice so served by fax shall be deemed to have been received at the time of despatch:

(a)   the Vendor

Name: Teekay Corporation

Address: Suite No. 1778,
                   48 Par-la- Ville Road,
                   Hamilton, HM 11
                   Bermuda

Fax Number: +011 441 292 3931

marked for the attention of the Corporate Secretary

(b)   the Purchaser

Name: Teekay Tankers Ltd.

Address: Suite No. 1778,
                   48 Par-la-Ville Road,
                   Hamilton, HM 11
                   Bermuda

Fax Number: +011 441 292 3931

marked for the attention of the Corporate Secretary

11   GOVERNING LAW AND JURISDICTION

11.1   English law

This Agreement is governed by, and shall be construed in accordance with, English law.

11.2   Arbitration

11.2.1   Any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 and any statutory re-enactment or modification thereof before a sole arbitrator agreed by the parties or failing agreement within 7 days of receipt by one party of a notice (the "**First Notice**") from the other proposing an arbitrator, a tribunal of three arbitrators comprising:

(a)   the arbitrator proposed in the First Notice;

(b)   an arbitrator appointed by the party that received the First Notice; and

(c)   an arbitrator, who shall be the chairman, appointed by the two arbitrators referred to in Clause 11.2.1(a) and Clause 11.2.1(b).

11.2.2   If the party receiving the First Notice does not within 14 days of receipt thereof notify the other party of its appointed arbitrator, the arbitrator referred to in Clause 11.2.1(a) shall be deemed appointed as sole arbitrator.

11.2.3   Once appointed in relation to a dispute, a sole arbitrator or tribunal shall resolve all other disputes between the parties in relation to this Agreement, subject to the availability of the arbitrator(s).

12   TERMINATION

12.1   Termination

This Agreement may be terminated upon written notice given at any time before the Closing:

(a)   by the mutual written consent of Vendor and Purchaser;

(b)   by the Vendor, in the event of a material breach by the Purchaser of any representation, Warranty, covenant or agreement of the Purchaser contained herein that has not been cured or is not curable by the Closing Date; or

(c)   by the Purchaser, in the event of a material breach by the Vendor of any representation, Warranty, covenant or agreement of the Vendor contained herein that has not been cured or is not curable by the Closing Date.

12.2   **Effect of Termination**

In the event of the termination of this Agreement pursuant to Clause 12.1 (*Termination*), the parties shall be relieved of their obligations under this Agreement, save that Clause 1 (*Definitions and Interpretation*) and Clause 10 (*Notices*) to Clause 11 (*Governing Law and Jurisdiction*) shall continue in full force and effect, and neither party shall have any claims against the other party in connection with this Agreement except in respect of any accrued rights or obligations arising under this Agreement before termination or in connection with any antecedent breach by any party of any provision of this Agreement or any breach by any party of any continuing provision of this Agreement.

In witness whereof this Agreement has been executed by or on behalf of the parties the day and year first above written.

Schedule 1
Disclosure Schedule

1   **Finance Documents**

	Document	Parties	Date
1.	Loan Agreement	Borrowers / Lenders / Agent / Security Trustee / Mandated Lease Arrangers / Bookrunners / Swap Provider	28.11.2007
2.	Guarantee and Indemnity in respect of the various obligations of the A Borrowers together with Deed of Release	Guarantor B / Security Trustee Guarantor B / Security Trustee	28.11.2007 18.11.2007
3.	Guarantee and Indemnity in respect of the various obligations of the A Borrowers	Guarantor A / Security Trustee	18.11.2007
4.	Guarantee and Indemnity in respect of the various obligations of the B Borrowers	Guarantor B / Security Trustee	28.11.2007
5.	ISDA Master Agreement and schedule thereto	A Borrowers / Swap Provider	28.11.2007
6.	ISDA Novation Agreement	A Borrowers / Swap Provider	28.11.2007
7.	Pledge agreement in relation to the A Borrowers together with:	Pledgor B / Security Trustee	18.12.2007
7.1	Irrevocable Proxies; and	Pledgor B	18.12.2007
7.2	LLC Certificates	A Borrowers	18.12.2007
8.	Pledge Agreement in relation to the B Borrowers together with:	Pledgor C / Security Trustee	30.11.2007
8.1	Irrevocable Proxy; and	Pledgor C	30.11.2007
8.2	LLC Certificates	B Borrowers	21.11.2007
9.	First Priority Bahamas Ship Mortgage over m.v. "EVEREST SPIRIT" together with:	Everest Spirit Holding L.L.C. / Security Trustee	10.12.2007
9.1	Transcript of Register	BMA	10.12.2007
10.	Deed of Covenants	Everest Spirit Holding L.L.C. / Security Trustee	10.12.2007

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11.	Deed of Assignment together with:	Everest Spirit Holding L.L.C. / Security Trustee	10.12.2007
11.1	Notice of Assignment	Everest Spirit Holding L.L.C.	10.12.2007
11.2	Loss Payable Clause	Everest Spirit Holding L.L.C.	Undated
12.	First Priority Bahamas Ship Mortgage over m.v. “KANATA SPIRIT” together with:	Kanata Spirit Holding L.L.C. / Security Trustee	10.12.2007
12.1	Transcript of Register	BMA	10.12.2007
13.	Deed of Covenants	Kanata Spirit Holding L.L.C. / Security Trustee	10.12.2007
14.	Deed of Assignment together with:	Kanata Spirit Holding L.L.C. / Security Trustee	10.12.2007
14.1	Notice of Assignment; and	Kanata Spirit Holding L.L.C.	10.12.2007
14.2	Loss Payable Clause	Kanata Spirit Holding L.L.C.	undated
15.	First Priority Bahamas Ship Mortgage over m.v. “KAREELA SPIRIT” together with:	Kareela Spirit Holding L.L.C. / Security Trustee	10.12.2007
	Transcript of Register	BMA	10.12.2007
16.	Deed of Covenants	Kareela Spirit Holding L.L.C. / Security Trustee	10.12.2007
17.	Deed of Assignment together with:	Kareela Spirit Holding L.L.C. / Security Trustee	10.12.2007
17.1	Notice of Assignment; and	Kareela Spirit Holding L.L.C.	10.12.2007
17.2	Loss Payable Clause	Kareela Spirit Holding L.L.C.	undated
18.	First Priority Bahamas Ship Mortgage over m.v. “KYEEMA SPIRIT” together with:	Kyeema Spirit Holding L.L.C. / Security Trustee	10.12.2007
18.1	Transcript of Register	BMA	10.12.2007
19.	Deed of Covenants	Kyeema Spirit Holding L.L.C. / Security Trustee	10.12.2007
20.	Deed of Assignment together with:	Kyeema Spirit Holding L.L.C. / Security Trustee	10.12.2007

20.1	Notice of Assignment; and	Kyeema Spirit Holding L.L.C.	10.12.2007
20.2	Loss Payable Clause	Kyeema Spirit Holding L.L.C.	undated
21.	First Priority Bahamas Ship Mortgage over m.v. "NASSAU SPIRIT" together with:	Nassau Spirit Holding L.L.C. / Security Trustee	10.12.2007
21.1	Transcript of Register	BMA	10.12.2007
22.	Deed of Covenants	Nassau Spirit Holding L.L.C. / Security Trustee	10.12.2007
23.	Deed of Assignment together with:	Nassau Spirit Holding L.L.C. / Security Trustee	10.12.2007
23.1	Notice of Assignment; and	Nassau Spirit Holding L.L.C.	10.12.2007
	Loss Payable Clause	Nassau Spirit Holding L.L.C.	undated
24.	First Priority Bahamas Ship Mortgage over m.v. "FALSTER SPIRIT" together with:	Falster Spirit Holding L.L.C. / Security Trustee	10.12.2007
24.1	Transcript of Register	BMA	10.12.2007
25.	Deed of Covenants	Falster Spirit Holding L.L.C. / Security Trustee	10.12.2007
26.	Deed of Assignment together with:	Falster Spirit Holding L.L.C. / Security Trustee	10.12.2007
26.1	Notice of Assignment; and	Falster Spirit Holding L.L.C.	10.12.2007
26.2	Loss Payable Clause	Falster Spirit Holding L.L.C.	undated
27.	First Priority Bahamas Ship Mortgage over m.v. "SOTRA SPIRIT" together with:	Sotra Spirit Holding L.L.C. / Security Trustee	10.12.2007
27.1	Transcript of Register	BMA	10.12.2007
28.	Deed of Covenants	Sotra Spirit Holding L.L.C. / Security Trustee	10.12.2007
29.	Deed of Assignment together with:	Sotra Spirit Holding L.L.C. / Security Trustee	10.12.2007
29.1	Notice of Assignment; and	Sotra Spirit Holding L.L.C.	10.12.2007

29.2	Loss Payable Clause	Sotra Spirit Holding L.L.C.	undated
30.	First Priority Bahamas Ship Mortgage over m.v. "GODAVARI SPIRIT" together with:	Godavari Spirit Holding L.L.C. / Security Trustee	30.11.2007
30.1	Transcript of Register	BMA	30.11.2007
31.	Deed of Covenants	Godavari Spirit Holding L.L.C. / Security Trustee	30.11.2007
32.	Deed of Assignment together with:	Godavari Spirit Holding L.L.C. / Security Trustee	30.11.2007
32.1	Notice of Assignment; and	Godavari Spirit Holding L.L.C.	30.11.2007
32.2	Loss Payable Clause	Godavari Spirit Holding L.L.C.	undated
33.	First Priority Bahamas Ship Mortgage over m.v. "ISKMATI SPIRIT" together with:	Iskmati Spirit Holding L.L.C. / Security Trustee	30.11.2007
33.1	Transcript of Register	BMA	30.11.2007
34.	Deed of Covenants	Iskmati Spirit Holding L.L.C. / Security Trustee	30.11.2007
35.	Deed of Assignment together with:	Iskmati Spirit Holding L.L.C. / Security Trustee	30.11.2007
35.1	Notice of Assignment; and	Iskmati Spirit Holding L.L.C.	30.11.2007
35.2	Loss Payable Clause	Iskmati Spirit Holding L.L.C.	undated
36.	First Priority Bahamas Ship Mortgage over m.v. "ASHKINI SPIRIT" together with:	Ashkini Spirit Holding L.L.C. / Security Trustee	30.11.2007
36.1	Transcript of Register	BMA	30.11.2007
37.	Deed of Covenants	Ashkini Spirit Holding L.L.C. / Security Trustee	30.11.2007
38.	Deed of Assignment together with:	Ashkini Spirit Holding L.L.C. / Security Trustee	30.11.2007
38.1	Notice of Assignment	Ashkini Spirit Holding L.L.C.	30.11.2007
38.2	Loss Payable Clause	Ashkini Spirit Holding L.L.C.	undated
39.	First Priority Bahamas Ship Mortgage over m.v. "NARMADA SPIRIT" together with:	Narmada Spirit Holding L.L.C. / Security Trustee	30.11.2007

39.1	Transcript of Register	BMA	30.11.2007
40.	Deed of Covenants	Narmada Spirit Holding L.L.C. / Security Trustee	30.11.2007
41.	Deed of Assignment together with:	Narmada Spirit Holding L.L.C. / Security Trustee	30.11.2007
41.1	Notice of Assignment; and	Narmada Spirit Holding L.L.C.	30.11.2007
41.2	Loss Payable Clause	Narmada Spirit Holding L.L.C.	undated
42.	First Priority Bahamas Ship Mortgage over m.v. "KAVERI SPIRIT" together with:	Kaveri Spirit Holding L.L.C. / Security Trustee	30.11.2007
42.1	Transcript of Register	BMA	30.11.2007
43.	Deed of Covenants	Kaveri Spirit Holding L.L.C. / Security Trustee	30.11.2007
44.	Deed of Assignment together with:	Kaveri Spirit Holding L.L.C. / Security Trustee	30.11.2007
44.1	Notice of Assignment	Kaveri Spirit Holding L.L.C.	30.11.2007
44.2	Loss Payable Clause	Kaveri Spirit Holding L.L.C.	undated
45.	First Priority Bahamas Ship Mortgage over m.v. "GANGES SPIRIT" together with:	Ganges Spirit Holding L.L.C. / Security Trustee	30.11.2007
45.1	Transcript of Register	BMA	30.11.2007
46.	Deed of Covenants	Ganges Spirit Holding L.L.C. / Security Trustee	30.11.2007
47.	Deed of Assignment together with:	Ganges Spirit Holding L.L.C. / Security Trustee	30.11.2007
47.1	Notice of Assignment	Ganges Spirit Holding L.L.C.	30.11.2007
47.2	Loss Payable Clause	Ganges Spirit Holding L.L.C.	undated
48.	First Priority Bahamas Ship Mortgage over m.v. "YAMUNA SPIRIT" together with:	Yamuna Spirit Holding L.L.C. / Security Trustee	30.11.2007
48.1	Transcript of Register	BMA	30.11.2007

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49.	Deed of Covenants	Yamuna Spirit Holding L.L.C. / Security Trustee	30.11.2007
50.	Deed of Assignment together with:	Yamuna Spirit Holding L.L.C. / Security Trustee	30.11.2007
50.1	Notice of Assignment	Yamuna Spirit Holding L.L.C.	30.11.2007
50.2	Loss Payable Clause	Yamuna Spirit Holding L.L.C.	undated
51.	First Priority Bahamas Ship Mortgage over m.v. "LUIT SPIRIT" together with:	Luit Spirit Holding L.L.C. / Security Trustee	30.11.2007
51.1	Transcript of Register	BMA	30.11.2007
52.	Deed of Covenants	Luit Spirit Holding L.L.C. / Security Trustee	30.11.2007
53.	Deed of Assignment together with:	Luit Spirit Holding L.L.C. / Security Trustee	30.11.2007
53.1	Notice of Assignment	Luit Spirit Holding L.L.C.	30.11.2007
53.2	Loss Payable Clause	Luit Spirit Holding L.L.C.	undated
54.	First Priority Bahamas Ship Mortgage over m.v. "TEESTA SPIRIT" together with:	Teesta Spirit Holding L.L.C. / Security Trustee	30.11.2007
54.1	Transcript of Register	BMA	30.11.2007
55.	Deed of Covenants	Teesta Spirit Holding L.L.C. / Security Trustee	30.11.2007
56.	Deed of Assignment together with:	Teesta Spirit Holding L.L.C. / Security Trustee	30.11.2007
56.1	Notice of Assignment	Teesta Spirit Holding L.L.C.	30.11.2007
56.2	Loss Payable Clause	Teesta Spirit Holding L.L.C.	undated
57.	First Priority Bahamas Ship Mortgage over m.v. "MAHANADI SPIRIT" together with:	Mahanadi Spirit Holding L.L.C. / Security Trustee	30.11.2007
57.1	Transcript of Register	BMA	30.11.2007
58.	Deed of Covenants	Mahanadi Spirit Holding L.L.C. / Security Trustee	30.11.2007
59.	Deed of Assignment together with:	Mahanadi Spirit Holding L.L.C. / Security Trustee	30.11.2007

59.1	Notice of Assignment	Mahanadi Spirit Holding L.L.C.	30.11.2007
59.2	Loss Payable Clause	Mahanadi Spirit Holding L.L.C.	undated
60.	First Priority Bahamas Ship Mortgage over m.v. “ESTHER SPIRIT” together with:	Esther Spirit Holding L.L.C. / Security Trustee	30.11.2007
60.1	Transcript of Register	BMA	30.11.2007
61.	Deed of Covenants	Esther Spirit Holding L.L.C. / Security Trustee	30.11.2007
62.	Deed of Assignment together with:	Esther Spirit Holding L.L.C. / Security Trustee	30.11.2007
62.1	Notice of Assignment	Esther Spirit Holding L.L.C.	30.11.2007
62.2	Loss Payable Clause	Esther Spirit Holding L.L.C.	undated
63.	First Priority Bahamas Ship Mortgage over m.v. “AXEL SPIRIT” together with:	Axel Spirit Holding L.L.C. / Security Trustee	30.11.2007
63.1	Transcript of Register	BMA	30.11.2007
64.	Deed of Covenants	Axel Spirit Holding L.L.C. / Security Trustee	30.11.2007
65.	Deed of Assignment together with:	Axel Spirit Holding L.L.C. / Security Trustee	30.11.2007
65.1	Notice of Assignment	Axel Spirit Holding L.L.C.	30.11.2007
65.2	Loss Payable Clause	Axel Spirit Holding L.L.C.	undated

2   Vessel Documents

2.1   Shell Time4 Time Charter Party dated 18 April 2005 made between (i) Sabine Shipping L.L.C. and (ii) Hyundai Merchant Marine Co. Ltd;

2.2   Novation Agreement dated 7 April 2008 made between (i) Laurel Shipping LLC (into which has formerly been merged Sabine Shipping L.L.C.), (ii) Ganges Spirit L.L.C. and (iii) Hyundai Merchant Marine Co. Ltd;

2.3   Pool Agreement dated 1 December 2003 made between (i) Gemini Tankers L.L.C and (ii) the Participants (as defined in the Pool Agreement);

2.4   BMA Transcript of Register dated 30 November 2007;

2.5   BMA Provisional Certificate of Registry dated 15 July 2007;

2.6   BMA Ship Radio Communication Licence dated 15 July 2007;

2.7   BMA Minimum Safe Manning Document dated 15 July 2007;

2.8   COFR Certificate dated 15 July 2007;

2.9   BMA Carving and Marking Note dated 15 July 2007;

2.9   Det Norske Veritas Class Status Report dated 6 July 2007;

2.11   Det Norske Veritas Class Status Report dated 10 February 2008; and

2.12   Inspection report dated 16 - 17 February 2008 in relation to m.v. "GANGES SPIRIT".

Schedule 2
The Interests Transfer Documents

Certificate of Limited Liability Interest of Ganges Spirit L.L.C., signed by its member, Teekay Tankers Ltd. and duly endorsed by the Vendor for transfer to the Purchaser.

**Schedule 3
Warranties and Representations**

1   **The Company and the Interests**

(a)   Information

The Company is duly formed and validly existing under the laws of The Republic of the Marshall Islands. The Company has the requisite power and authority to own and operate its properties and assets and to carry on its business.

(b)   Title to Interests

The Interests constitute 100% of the issued capital of the Company, the Vendor is the sole legal and beneficial owner of the Interests, and no claim has been made by any person to be entitled to any of them. The Interests have been duly authorized, properly allotted and validly issued and are fully paid, or credited as fully paid, and non-assessable. Save as Disclosed there is no Security Interest, option, conversion right, right to acquire, or other adverse interest, right, equity, claim or potential claim of any description on or over or affecting any of the Interests nor are there any agreements, arrangements or commitments to give or create any such Security Interest, right or claim, and no claim has been made by any person to be entitled to any.

(c)   No arrangements relating to share capital

The Company has not created or issued any shares or equity interests (other than the Interests). There is no agreement, arrangement, obligation or commitment (including an option or right of pre-emption or conversion) requiring or granting any person the right to require the creation, allotment, issue, transfer, redemption or repayment of, or creating or requiring the creation of any Security Interest over, or requiring the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, any shares, equity or loan capital in the Company (or any unissued shares, equity capital, loan capital or other securities of the Company) now or at any time in the future, and the Company has not agreed to do or enter into any of the foregoing and no person has made any claim to be entitled to any of the foregoing.

(d)   No capital reorganisation

The Company has not since its incorporation or formation:

(i)   made any issue of securities by way of capitalisation of profits or reserves (including share premium account and capital redemption reserve); or

(ii)   repaid, purchased or redeemed any shares of any class of its share capital or otherwise reduced its share capital or any class of it;

and not agreed to do any of the foregoing (whether at the option of any other person or otherwise).

(e)   No agreement/arrangement

Save as Disclosed, neither the Vendor nor the Company are party to any agreement or arrangement concerning:

28

(i)   the transfer or disposal of the Interests or any interest therein or any restriction thereon or obligation relating thereto;

(ii)   the exercise of votes at meetings of the board of the Company (if any) or of the holders of any class of Interests; or

(iii)   the right to appoint or remove any directors or officers of the Company (where applicable).

(f)   No Security Interest over assets

Save as Disclosed, There is no Security Interest (other than liens arising in the usual course of business consistent with past practices) affecting the whole or any material part of the assets of the Company.

2   **The Vendor**

(a)   Capacity of Vendor

As regards the Vendor:

(i)   it has the requisite power and authority to enter into this Agreement and the Transaction Documents to which it is a party and perform all its obligations thereunder;

(ii)   this Agreement and the Transaction Documents to which it is a party constitute (or will constitute when executed) its legal, valid and binding obligations enforceable against it in accordance with their terms;

(iii)   it has the power and authority to absolutely and unconditionally sell and transfer the full legal and beneficial ownership in the Interests registered in its name to the Purchaser on the terms set out in this Agreement;

(iv)   the execution and delivery of this Agreement and the Transaction Documents and performance by it of the obligations thereunder do not and will not result in a breach of, or constitute any default under, any law or regulation, any order, judgement or decree by any court or governmental agency to which it is a party or by which it is bound, its Articles of Incorporation and Bylaws or any agreement to which it is a party;

(v)   all consents, licences, approvals and authorisations required by it in connection with this Agreement and the Transaction Documents to which it is a party and the transactions contemplated thereby have been obtained and are in full force and effect;

(vi)   no action, suit, proceeding, litigation or dispute against it or any Vendor Group Companies is presently taking place or pending or, to its knowledge, threatened that would or might reasonably be expected to inhibit its ability to perform its obligations under this Agreement and the Transaction Documents to which it is a party or that could materially and adversely affect the Interests; and

(vii)   in so far as it is a body corporate:

    (A)   it is a body corporate duly incorporated and validly existing under the laws of the jurisdiction in which it is incorporated;

(B)   no Insolvency Event has occurred in relation to it and no events or circumstances have arisen that entitle or could entitle any person to take any action, appoint any person, commence proceedings or obtain any order instigating an Insolvency Event.

(b)   Vendor/Company relationship

Save as Disclosed, neither the Vendor, nor any Vendor Group Companies:

(i)   owe any indebtedness or other liability and which in aggregate exceeds $100,000 to the Company whether actually or contingently, whether solely or jointly with any other person and whether as principal or surety, and there is no such indebtedness or liability and which in aggregate exceeds $100,000 due or owing by the Company to the Vendor, or any Vendor Group Companies and there is no guarantee or Security Interest in respect of any such indebtedness or liability outstanding;

(ii)   are party to any agreement, arrangement or understanding, other than this Agreement and the Transaction Documents, with the Company or relating to the Company or the Interests in which the Vendor, any Vendor Group Companies is or has been interested, whether directly or indirectly, and there is no agreement, arrangement or understanding to which the Company is a party and in which the Vendor, or any Vendor Group Companies has or has had an interest, whether directly or indirectly; or

(iii)   is entitled to a claim of any nature against the Company, or which individually does not exceed $100,000, or has assigned to any person the benefit of a claim against the Company to which it would otherwise be entitled.

3   Agreements

(a)   Disclosure of Relevant Documents

Complete and accurate copies of all Relevant Documents (including all amendments and supplemental agreements relating thereto) have been provided to the Purchaser and all Relevant Documents are set out in the Disclosure Schedule.

(b)   Enforceability of and compliance with agreements

In relation to each Relevant Document:

(i)   the Vendor has no reason to believe that the Company will be unable to complete and fulfil each of the Relevant Documents by the due date and in accordance with its terms;

(ii)   the Company is in the possession or in the control of each Relevant Document;

(iii)   so far as the Vendor is aware, there are no written or oral agreements that derogate from the obligations of any person other than the Company or increase the obligations of the Company under the Relevant Documents;

(iv)   each Relevant Document has been validly executed by the Company, is valid and subsisting, has not been terminated and is fully enforceable against the Company and, to the Vendor's knowledge, the other parties to such agreement in accordance with its terms;

(v)   none of such Relevant Documents is subject to a Security Interest granted or created by the Company or the Vendor Group Companies other than under the terms of the Relevant Document;

(vi)   to the Vendor's knowledge, there is no and has not been, at any time, any breach of, or any default in the performance of, the terms of any such Relevant Documents by any person other than the Company nor are there any circumstances likely to give rise to such breach or default. The Company has not granted any time or indulgence, or waived any right, in relation to any Relevant Document and, in particular, but without prejudice to the generality of the foregoing, all amounts due and payable under such agreements have been duly paid in full on, or within a reasonable period of, the due date for payment of the same;

(vii)   so far as the Vendor is aware, the Company has fulfilled all of its obligations and performed and observed all warranties, undertakings, covenants and agreements on its part to be fulfilled, performed and observed under each Relevant Document;

(viii)   no notice of any intention to terminate, repudiate, rescind, modify or disclaim any provision of any Relevant Document has been given by the Company or, so far as the Vendor is aware, received from a person other than the Company by the Company in respect of any Relevant Document;

(ix)   so far as the Vendor is aware, the Company has paid all Taxes, duties, imposts and other charges payable in respect of the Relevant Documents so far as such Taxes, duties, imposts and other charges fall upon the Company and have become due and payable;

(x)   all necessary licences, approvals and consents required by the Company prior to the entry into of each of the Relevant Documents and for their continuation were duly obtained and are subsisting and, to the Vendor's knowledge, no circumstances have arisen that may lead to withdrawal or failure to renew, if applicable, of any such licence, approval or consent;

(xi)   there are no disputes or outstanding claims pending or, to the Vendor's knowledge, threatened against the Company under the Relevant Documents and, to the Vendor's knowledge, no person is entitled to make, or has threatened to make, a claim against the Company in respect of any representation, breach of condition or warranty or other express or implied term relating to any of the Relevant Documents and no matter exists that would or might enable a person other than the Company to make such a claim or raise a set-off, deduction, withholding or counterclaim in any action for breach of any Relevant Document or otherwise give any person other than the Company the right to withhold or delay payment of any sum due from it under the terms of the Relevant Document or the performance of any of its obligations thereunder;

(xii)   so far as the Vendor is aware, no person (other than the parties to the Relevant Documents) has any rights (including any Security Interests) in respect of any such Transaction Documents or the assets the subject thereof;

(xiii)   the execution of this Agreement by the Vendor and the exercise of its rights and performance of its obligations under the Agreement does not constitute and will not result in any breach of any Relevant Document or other agreement or treaty to which the Vendor or the Company are a party;

(xiv) the obligations expressed to be assumed by the Vendor in this Agreement are legal and valid obligations, binding on them in accordance with the terms of this Agreement and no limit on any of their powers will be exceeded as a result of the transaction contemplated by this Agreement or the performance by the Vendor, of its obligations herein; and

(xv) so far as the Vendor is aware, no Insolvency Event has occurred in relation to any third party to any Relevant Documents.

(c) No powers of attorney

There are in force no powers of attorney given by the Company nor any other authority (express, implied or ostensible) given by the Company to or in favour of any person (as agent or otherwise) to enter into any agreement, contract or commitment or to do anything on their behalf except as set out in the Disclosure Schedule. The Disclosure Schedule sets out details of all persons who have authority to bind the Company in the ordinary course of their business.

(d) Change of control

Neither the sale of the Interests hereunder nor any change in the management of the Company as a result of this Agreement will:

(i) entitle any person to modify or terminate any Relevant Document or other arrangement with the Company;

(ii) result in the breach by the Companies under any of the terms, conditions or provisions of any Relevant Document or other instrument to which the Company is now a party;

(iii) result in any present or future Indebtedness becoming due and payable or capable of being declared due and payable prior to its stated maturity; or

(iv) entitle any person to receive from the Company any finder's fee, brokerage or other commission in connection with the sale of the Interests.

(e) Offers and tenders

No offer or tender or similar arrangement given or made by the Company is capable of giving rise to an agreement solely by the unilateral act of any person other than the Company.

(f) Joint Ventures etc

The Company does not and has not agreed to, act or carry on business in partnership with any other person and are not and have not agreed to act or become a member of any joint venture, consortium, corporate or unincorporated body, association or undertaking.

(g) Competition/Anti-trust

The Company is not party to any practice, arrangement or agreement that infringes or is likely to require registration or notification under any relevant anti-trust or competition law.

(h) Restrictive practices

The Company is not and has not been a party to any agreement, arrangement, understanding or practice restricting the freedom of the Company to carry on the whole or any part of their business in any place in such manner as they think fit or to provide or take goods and/or services by such means and from and to such persons and into or from such places as they may from time to time think fit and/or to compete in any area or in any field or with any person.

(i)   Directors or Officers

The management of the Company is vested exclusively in its members. The Vendor is, and the Purchaser shall be upon the Closing, the sole member of the Company with, in its capacity as sole member, authority to make all decisions and take all actions for the Company as, in its sole discretion, it shall deem necessary and appropriate to enable the Company to carry out any lawful activity, including but not limited to carrying on the acquisition, ownership, operation and disposition of oceangoing vessels. Notwithstanding its authority to do so as sole member of the Company, the Vendor has not appointed or elected any individuals to officer positions of the Company.

4   **Financial Arrangements**

(a)   Indebtedness

Save as Disclosed, the Company do not have outstanding nor has it incurred or agreed to incur any Indebtedness (including, without limitation, any indebtedness for moneys borrowed or raised under any acceptance credit, bond, rate, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills, forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing).

(b)   Financing Arrangements, Collateral Transfer Arrangements

The sale by the Vendor and the purchase of the Purchaser of the Interests are subject to the Financing Arrangements and further to the completion of the Collateral Transfer Arrangements. These arrangements are reflected in the Finance Documents.

(c)   Loans by the Company

The Company has not made any loans to the Vendor, any Vendor Group Companies or any third party.

(d)   Debts

The Company has not factored any of its debts. There are no debts owing to the Company.

(e)   No guarantee or Security Interests

No guarantee or Security Interest has been given or entered into by the Company or any third party in respect of Indebtedness or other obligations of the Company and no guarantee or Security Interest has been given or entered into by the Company in respect of any other person.

(f)   No indemnities given by the Company

The Company is not responsible (including on a contingent basis) for the indebtedness, or for the default in the performance of any obligation, of any person nor are they party to any option or pre-emption right or any guarantee, suretyship or any other obligation (whatever called) to pay, purchase or provide funds (whether by advance of money, the purchase of or subscription for shares or other securities or the purchase of assets or services or otherwise) for the payment of, or as an indemnity against the consequence of default in the payment of, any indebtedness of any person.

(g)   Bank accounts

Details of all bank accounts of the Company, and particulars of the balances of all the Company's bank accounts as at a date not more than 2 (two) Business Days before the date of this Agreement, have been disclosed to the Purchaser, and the Company has no other bank accounts. Since the date of such particulars, there have been no material payments out of any such bank accounts, except for routine payments in the ordinary course of business consistent with past practices.

5   **Substitution Arrangements**

The Company has taken all steps required in order to give full force and effect to the Substitution Arrangements and the Substitution Arrangements carry the approval of all parties concerned with those arrangements.

6   **Pooling Arrangements**

The Company has taken all steps required in order to give full force and effect to the Pooling Arrangements and the Pooling Arrangements carry the approval of all parties concerned with those arrangements.

7   **Assets, Liabilities and other Arrangements**

(a)   No other assets and liabilities

The Company has no assets other than the Vessel and the Company has no liabilities other than those arising in connection with the Transaction Documents and as set forth in the Disclosure Schedule and, save for its obligations under the Transaction Documents, there are no agreements or arrangements to which the Company is a party that increase the obligations of the Company under the Transaction Documents or that create or include any other obligation that might be binding on the Company.

(b)   Business activity

The only business activity of the Company since incorporation or formation has been the acquisition, ownership, and operation of the Vessel.

8   **Properties**

The Company does not own, occupy or use any real property.

9 **Insurance**

The Company maintains the policies of insurance listed in the Disclosure Schedule and attached to the Disclosure Schedule, each of which is in full force and effect and, to the Vendor's knowledge, not subject to being avoided for any reason.

10 **Litigation and other Disputes**

(a) No proceedings

The Company is not, and, to the Vendor's knowledge, no director or officer of the Company (in relation to the Company's affairs or, if resolved in a manner adverse to such director or officer, could result in a materially adverse effect on the Company's business) is, engaged in or a party to any dispute, litigation, arbitration, prosecution or other legal proceedings or in any proceedings or hearings before any statutory or governmental body, department, board or agency, nor are any of the foregoing pending or, to the Vendor's knowledge, threatened or expected either against or by the Company, and, to the Vendor's knowledge, there is no fact or circumstance or any other form of written demand in existence that might give rise to the same, or form the basis of any criminal prosecution against the Company.

(b) No orders or judgements

There is no order, decree or judgement of any court, tribunal or any governmental agency of any country outstanding against the Company or, to the Vendor's knowledge, any person for whose acts the Company may be vicariously liable, and, to the Vendor's knowledge, there are no circumstances likely to give rise to vicarious liability of the Company, and no injunction has been granted against the Company.

(c) No unlawful acts

The Company has not committed, or been prosecuted for, any breach of a statutory or regulatory duty or any tortious or other criminal or unlawful or unauthorised act that could reasonably be expected to lead, or has led, to a claim for damages or an injunction or other order of a court or tribunal of competent jurisdiction being made against it, and there are no circumstances likely to give rise to such a breach or act.

11 **Compliance with Legal Requirements**

(a) Compliance by Company

The Company has, so far as the Vendor is aware, complied and are continuing to comply in all material respects with all relevant legislation and regulations and guidelines in any part of the world applicable to them and/or their business and/or their assets.

(b) Ultra vires

The Company are empowered and duly qualified to carry on business in all jurisdictions in which its present business is now carried on and has not entered into any ultra vires transaction.

35

(c)   Returns

All returns, particulars, resolutions and other documents required to be filed with or delivered to the Registrar of Corporations in the Republic of the Marshall Islands by the Company has been properly prepared and so filed or delivered.

(d)   Limited Liability Company Agreement

The Limited Liability Company Agreement of, and all resolutions passed by, the Company and all other legal requirements concerning the Company have been complied with. A copy of the Company's Limited Liability Company Agreement has been provided to the Purchaser, which is complete and accurate in all material respects, has attached thereto or incorporated therein copies of all resolutions and other documents required by law to be so attached or incorporated, and fully sets out the rights and restrictions attaching to the Interests.

(e)   Books and records

The statutory books (including all registers and minute books whether electronic or otherwise), books of account and other statutory records of the Company have been properly and accurately written up or maintained in accordance with all applicable laws and are up to date (but not including the date of the Agreement) and comprise complete and accurate records of all information required to record therein other than to the extent that they are not material to the business of the Company. The Company has not received any notice or allegation that any of the statutory books, books of accounts or other records of whatsoever kind of the Company are inaccurate or incomplete or should be rectified.

(f)   Company's name

The Company does not use or otherwise carry on business under any name other than its full corporate name. The Company has the full right to use its corporate name without restriction, and the Company and the Vendor are not aware of any actual or threatened challenge to the use of those names or any of them in respect of the business of the Company or any claim that any such use infringes any rights of any third party.

(g)   Consents and licences

The Company holds any and all licences (including statutory licences), permissions, authorisations, consents, registrations and exemptions required by the Company for the operation of its business as now carried on, and, to the Vendor's knowledge, none of these is subject to revocation or cancellation for any reason.

(h)   No penalties or fines

The Company nor any of its officers (or agents during the course of their duties) have committed or omitted to do any act or thing that has given or could give rise to a material claim, fine, penalty or other liability, at law or in equity, in respect of the physical or environmental condition of any of their fixed or moveable assets, real property or products.

No investigations and inquiries. No investigations, inquiries or reviews by or on behalf of any governmental or other body in respect of the Company or its business or assets are pending or, to the Vendor's knowledge, in existence or have been conducted or threatened, and there are no circumstances that might give rise to such investigation, inquiry or review.

36

12 **Employment**

The Company does not, and has never had any employees and there are no arrangements (written or otherwise) under which remuneration or benefit or other sum whatsoever is paid or given to any person (including any officer or consultant of the Company).

13 **Taxation**

(a) Tax Residence.

(i) The Company was and had always been resident in The Marshall Islands for the purposes of Taxation until August 1, 2007, at which time it became resident in The Bahamas for the purposes of Taxation until February 29, 2008, at which time it became resident in Bermuda for the purposes of Taxation, and the Company has never been resident in any other country for the purposes of Taxation or treated as so resident for the purposes of any double taxation agreement.

(ii) The Company has never traded through a branch, agency or permanent establishment situated outside The Marshall Islands, The Bahamas or Bermuda.

(iii) No circumstances exist whereby a person not resident in The Marshall Islands, The Bahamas or Bermuda is assessable and chargeable to tax in the name of the Company.

(b) Disclosures, Notices, Returns, Clearances and Records.

(i) All notices, reports, disclosures, accounts, computations, statements, assessments, registrations, de-registrations and any other information that ought to have been made or supplied by or in respect of the Company for any Taxation purposes have been made or supplied on a proper basis, were punctually submitted, were accurate and complete when submitted and remain accurate and complete and are not the subject of any dispute, enquiry or investigation with any Taxation Authority, and, to the Vendor's knowledge, there are no present circumstances that are likely to give rise to any such dispute, enquiry or investigation.

(ii) No action has been taken by the Company in respect of which any consent or clearance from any Taxation Authority was required except in circumstances where such consent or clearance was validly obtained, and no conditions were attaching thereto.

(iii) The Company has made and submitted each claim, disclaimer, election, notice and consent to have been made and submitted, and details of all such claims, disclaimers, elections, notices and consents are set forth in the Disclosure Schedule.

(iv) The Company has never been subject to any enquiry, visit, audit, investigation or discovery order by any Taxation Authority nor, to the Vendor's knowledge, are there any circumstances existing that make it likely that any such enquiry, visit, audit, investigation or discovery order will be made in the next 12 months.

(v) The Disclosure Schedule sets out details of all notices given by any Taxation Authority to or in relation to the Company, the provisions of which remain in force.

(vi)   The Company has sufficient records relating to past events to permit accurate calculation of the Taxation liability or relief that would arise upon a disposal or realisation on completion of each asset owned by the Company before Closing.

(vii)   Except as set out in the Disclosure Schedule, the Company's Taxation affairs are not dependent on or subject to any concession, agreement or other formal or informal arrangement with any Taxation Authority.

(c)   All Tax Paid

(i)   All Taxation for which the Company is liable and that ought to have been paid has been paid on a timely basis to the appropriate Taxation Authority.

(ii)   The Company has not paid, within the three years ending on the date of this Agreement, nor will become liable to pay, any interest, penalty, fine or surcharge to any Taxation Authority.

(iii)   The Company has not received from any Taxation Authority (and have not subsequently repaid to or settled with that Taxation Authority) any payment to which they were not entitled or any notice in which their liability to Taxation was understated.

(d)   Stamp Duty

All documents that are in the possession of the Company or under its control or to which the Company is a party and that attract stamp duty have been properly stamped, and the Company has duly paid all stamp duty to which they are, have been or may be made liable, and there is no liability for any penalty in respect of such duty nor, to the Vendor's knowledge, are there any circumstances or transactions to which the Company is or have been a party, which may result in the Company becoming liable for any such penalty.

(e)   U.S. Tax Classification

The Company is classified for United States federal income tax purposes as a disregarded entity pursuant to Treas. Reg. Section 301.7701-3. Neither the Vendor nor the Company will take any action to change the U.S. federal income tax classification of the Company.

14   **Miscellaneous**

(a)   No broker's fees

No one is entitled to receive from the Company any finder's fee, brokerage, or other commission in connection with the purchase of the Interests.

(b)   Effect of entering into this Agreement

Compliance with the terms of this Agreement or Closing does not and will not:

(i)   conflict with or result in the breach of or constitute a default under any of the terms, conditions or provisions of:

(A)   any agreement or instrument to which the Company is now a party, including the Transaction Documents; or

(B) The Company's Limited Liability Agreement or give rise to or cause to become exercisable any right of pre-emption or right of first refusal; or

(C) any loan to or mortgage created by the Company or any lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character to which any property of the Company are subject or by which the Company is bound;

(ii) result in any present or future Indebtedness becoming due or capable of becoming due and payable prior to its stated maturity;

(iii) relieve any other party to an agreement or arrangement with the Company, including the Transaction Documents, of its obligations thereunder (whether contractual or otherwise) or enable it to vary or terminate its rights or obligations thereunder or determine any right or benefit enjoyed by the Company or to exercise any right, whether under an agreement with, or otherwise in respect of, the Company;

(iv) result in the creation or imposition of any Security Interest on any assets of the Company;

(v) cause the Company to lose the benefit of any right or privilege it presently enjoys;

(vi) cause any person who normally does business with the Company not to continue to do so on the same basis as previously; or

(vii) cause any licence or authority necessary or desirable for the continuation of the Company's respective business to be determined or not renewed or continued or renewed on less favourable terms.

(c) Accurate information provided

All information given by the Vendor or any Vendor Group Companies or officials or professional advisers of the Company or the Vendor to any of the directors, officials or professional advisers of the Purchaser in the course of negotiations leading to this Agreement, taken as a whole, was, when given, and remains and will at Closing be true and accurate in all material respects, and there is no matter or fact that has not been disclosed to the Purchaser that renders any such information untrue or misleading in any material respect.

(d) Disclosure Schedule etc accurate

All information contained in the Disclosure Schedule is true, complete and accurate in all respects and nothing has been omitted and, there is no matter or fact, which renders any such information untrue, inaccurate, incomplete or misleading in any material respect.

(e) All information disclosed

All information relating to the Company that the Vendor knows or should reasonably know and that is material to be known by the Purchaser in the context of the sale of the Interests has been disclosed to the Purchaser and, to the best of the knowledge, information and belief of the Vendor, there are no other facts or matters undisclosed to the Purchaser that could reasonably be expected to have a material adverse effect on the Company or the Interests.

| 15 | **Insolvency** |

(a)   No Insolvency event

No Insolvency Event has occurred in relation to the Company and no events or circumstances have arisen that entitle or could entitle any person to take any action, appoint any person, commence proceedings or obtain any order instigating an Insolvency Event.

| 16 | **The Vessel** |

(a)   Vessel Commitments

In relation to the Vessel:

(i)   the Vessel is properly registered in the name of the Company under and pursuant to the flag and law of the Bahamas and all fees due and payable in connection with such registration have been paid;

(ii)   the Vessel is entered with Det Norske Veritas (or another classification society of like standing) and has the highest classification rating issued by such society for a vessel of the type, age and class of the Vessel;

(iii)   the Vessel is in class without any recommendations or notation as to class or other requirement of the relevant classification society, and if the Vessel is in a port, it is in such condition that it can not be detached by any port state authority or the flag state authority for any deficiency;

(iv)   the Vessel is owned free of all maritime liens, encumbrances and mortgages except those that have been Disclosed in the Disclosure Schedule and accepted by the Purchaser and the terms of any charters that continue beyond the Closing Date, mortgages and loan documents do not prohibit the sale of the Company;

(v)   the Vessel has been maintained in a proper and efficient manner in accordance with internationally accepted standards for good ship maintenance, is in good operating order, condition and repair and is seaworthy and all repairs made to the Vessel during the last two years and all known scheduled repairs due to be made and all know deficiencies have been Disclosed in the Disclosure Schedule;

(vi)   the Vessel is not:

    (A)   under arrest or otherwise detained;

    (B)   other than in the ordinary course of business, in the possession of any person (other than her master and crew) or subject to a possessory lien; or

    (C)   other than in the ordinary course of business, subject to any other lien;

(vii)   the Vessel complies in all material respects with all laws, the requirements of any government agency having jurisdiction over the Vessel, the provisions of all international conventions and the provisions of the rules and regulations issued under international conventions applicable to that Vessel;

(viii) the Vessel is supplied with valid and up-to-date safety, safety construction, safety equipment, radio, loadline, health, tonnage, trading and other certificates or documents as may for the time being be prescribed by the law of the flag of the Vessel or of any other pertinent jurisdiction, or that would otherwise be deemed necessary by a shipowner acting in accordance with internationally accepted standards for good ship management and operations;

(ix) no blacklisting or boycotting of any description whatsoever has been applied or currently exists against or in respect of the Vessel; and

(x) the Vessel has been delivered by the Company to and accepted on an unconditional basis by the Charterer for service under and in accordance with the terms and conditions of the Charter.

Schedule 4
The Vessel

Vessel	"GANGES SPIRIT"
Built	2002
Yard	Ulsan, Korea
Class	DNV
Flag	Bahamas
Place of Registration	Nassau
Call sign	C6WG3
IMO (Registration) No.	9230517
Grt/Nrt	81270/52045

42

Schedule 5
The Consideration Formula

Fair Market Value of Vessel:	$94,666,667
Plus Fair Market Value of Charter:	($4,310,000)
Less Company's debt outstanding under Facility Agreement on Closing Date (April 7, 2008)	$36,020,590
Equals Consideration:	$54,336,077

43

EXECUTION PAGE

Executed by)
TEEKAY SHIPPING CORPORATION)
acting by)

Executed by)
TEEKAY TANKERS LTD.)
acting by)